FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated February 17, 2005, titled “AFP PROVIDA S.A. reports its results at December 31, 2004.”

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FOR IMMEDIATE RELEASE

Contact:
Maria Paz Yañez
Planning and Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – March 15, 2005 – AFP PROVIDA (NYSE: PVD) announced its consolidated financial results for the period ended December 31, 2004. All figures are expressed in Chilean pesos and were prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for December 31, 2003 are inflation adjusted by the year on year CPI figure of 2.5% .

AFP PROVIDA S.A. reports its results at December 31, 2004

GENERAL HIGHLIGHTS FOR THE YEAR 2004

Net income for 2004 reached Ch$27,245.6 million representing a decrease of 16.9% in real terms over the figure recorded in 2003. This result was due to non-operating factors, basically in connection with extraordinary profits attained on the sale of affiliates equity interests given the reorganization process of foreign investments initiated in 2003 in conjunction with BBVA Group. Additionally, the operating result was affected by the acknowledgment of a casualty adjustment from previous periods which was charged against the close of the 2004 period as per instructions released by the Superintendency of AFP. However, in Provida’s opinion such adjustment would correspond to be charged against accrued profits since it was an effect associated to a correction of an error. Earnings per share at December 2004 reached Ch$82.23 while in the same period of 2003 they reached Ch$99.02.

Operating income reached Ch$31,296.4 million higher by 1.1% or Ch$345.2 million with respect to last year. In this, the increase of 4.6% in operating revenues is highlighted basically sustained by higher fee income (5.0%) given higher collection levels and, at a lesser extent by higher gains recorded on mandatory investments (6.4%) originated by a higher average balance of assets under management. Likewise, operating expenses increased by 5.8% with respect to 2003 as a consequence of the higher L&D insurance cost mainly referred to higher provisions and payments for unfavorable casualty rate. Additionally, higher other operating expenses mainly associated with the redesign of the commercial and distribution model, which led to an externalization process. The latter was partially offset by lower administrative personnel remmunerations originated by the cost savings given lower staff maintained in the period and lower severance payments. Adding up to the above are lower sales force remmunerations basically due to lower requirements of variable incentive payments (commissions and rewards) in conformity with the minor commercial activity in the period.

As it was released in previous reports, Provida made an exhaustive analysis of provisions for higher casualty rate, concluding that costs for causalities informed by the insurance companies, on whose basis the AFP’s provisions are ruled as per the regulation, were not enough to appropriately cover policies’ casualty rate costs. Additionally, by applying surplus balances for casualty provisions, the results achieved in a period are affected by casualties obligations incurred in previous periods. Therefore, it was concluded that there was not an adequate correlation between revenues and expenses of each period which is a fundamental accounting principle.

Provida submitted this information to the Superintendency of Pension Fund Administrator (SAFP) with the intention that the authority complemented the regulation in order to include the aforementioned variables to constitute the provisions for casualty rate, considering that this situation affects the pension fund industry as a whole. Additionally, the Company requested that out of the total provisions to be constituted, Ch$8,194.9 million stemming from previous contracts were acknowledged against
1

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accrued profits. Therefore, any difference arisen by this concept could have been corrected at that date, implying a charge of Ch$6,801.8 million to accrued profits at the beginning of the period, amount net of taxes of Ch$1,393.1 million. On February 15, 2005, the SAFP informed its disagreement with the Company’s proposals, determining to reverse such charges against accrued profits at the beginning of the previous period made at the close of June 2004, increasing the cost of L&D insurance premium during the period.

With respect to non-operating results, they decreased by Ch$7,496.5 million basically by the extraordinary profit of Ch$8,799.9 million attained on the sale of AFPC Porvenir in Colombia in 2003 recognized as non-operating revenues. This result was partially offset by the sale of AFP Crecer in El Salvador for Ch$2,339.4 million and the sale of the 30% stake of AFP Porvenir in the Dominican Republic of Ch$507,6 million in 2004. Additionally, affiliates generated lower results by Ch$2,063.5 million that internationally were mainly affected by the exchange rate effects and the exclusion of AFPC Porvenir results in Colombia and AFP Crecer in El Salvador; and locally by higher losses of two subsidiaries (PreviRed.com and AFC) that have not yet reached break-even point.

Since Provida became the sole shareholder of AFP Genesis (Ecuador), Provida’s financial statements are consolidated with that subsidiary, which implied to recognize in different components of its results, a net income of Ch$447.5 million in 2004.

On September 8, 2004, Provida released the approval of the merger by absorption of AFP Porvenir S.A. by BBVA Crecer AFP, (both companies in the Dominican Republic), transaction that was materialized in October 2004. The appraisal of both companies resulted in an exchange of 1 share in AFP Porvenir S.A. for 1 share in BBVA Crecer AFP. As a consequence, Provida Internacional S.A. currently holds 35% equity interest in BBVA Crecer AFP after the merger. Moreover, BBVA Group -which had a 70% equity interest in BBVA Crecer AFP- held 35% interest in the equity capital of the merged company while the “Progreso Group”, a Dominican financial group that had 30% interest in both companies, holds 30% in the merged company.

At December 31, 2004, Provida maintains its leading position in the Chilean pension fund industry, totaling US$19,134 million in assets under management representing a market share of 31.5% . Regarding clients, the affiliate portfolio ascended to 2.94 million at December 2004 implying a 41.5% market share.

HIGHLIGHTS OF THE FOURTH QUARTER 2004

Net income for the fourth quarter 2004 (4Q04) amounted to Ch$3,334.7 million, Ch$4,175.3 million or 55.6% lower than the figure obtained in the fourth quarter of 2003 (4Q03). The above basically owes to the lower operating income as a result of the higher expense in life and disability insurance premium, as per the aforementioned SAFP’s resolution that implied to affect the quarter’s results with previous contracts expenses. The above was partially offset by the higher non operating income recorded in the quarter, originated nearly all by higher other revenues which included benefits obtained by the sale of the stake of AFP Crecer in El Salvador.

In October 2004, Provida sold its equity interest in AFP Crecer to “Fondo Universal S.A. de C.V.” an entity that already had participation in the AFP. The amount of the transaction was established in US$64.35 million for 100% of the company, corresponding to Provida a 19% of such amount, that is, Ch$12.23 million generating a profit of Ch$2,339.4 million. It is important to notice that this operation responds to a joint strategy with BBVA Group to arrange and reinforce Provida’s investments in Latin America that was initiated in 2003, considering the rather financial nature of the investment, in a mature market with moderate growth perspectives.

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AFP PROVIDA, leading company in the Chilean Pension Fund Industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico and the Dominican Republic. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the Pension Fund Industry and is one of the principal financial conglomerates in Latin America.

Business Drivers	December	Market
	2004	Share
Number of Affiliates	2,936,321	41.47%
Number of Contributors	1,451,298	40.63%
Number of Pensioners	316,966	37.94%

Collection Base (US$ Million)	608	36.51%
AUM (US$ Million)	19,134	31.47%
Pension Fund Average Real Return (2004)	8.92%
Pension Fund A Real Return (2004)	12.73%
Pension Fund B Real Return (2004)	9.98%
Pension Fund C Real Return (2004)	8.82%
Pension Fund D Real Return (2004)	6.60%
Pension Fund E Real Return (2004)	5.18%

Other Variables	December	Market
	2004	Share
Number of Branches	132	46.48%
Number of Administrative Employees	1,042	31.12%	(1)
Number of Sales Agents	555	24.42%	(1)

(1) Market Share in September, 2004.

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE TWELVE MONTHS OF 2004

  The Monthly Economic Activity Index IMACEC went up to 7.7% in December, this implying that the Chilean economy had finally accumulated an annual growth rate of 5.9%. Thus, even the most optimistic prospects were exceeded. This evolution is due to the favorable economic outcome resulting from the growth of all the world’s economic blocs, mainly USA and China, as this led to a strong increase in the demand for raw materials and consequently to a rise in the price of such materials. Furthermore, at relatively high price of key products such as chemical pulp and fish meal which were already on the rise since 2003, the high price reached by cooper was added which closed the year with an average of US$1.4 the pound.

This rise in row material prices and the higher external demand generally boosted the exports in 2004 which finally reached a nominal growth of 47% in the year with a current account surplus of the order of 2.0% of GDP, a record in the country’s trajectory.

During the first semester of 2004, the engine of the economy was the external sector, especially because of the vigor shown by the exporting sector. However, internal demand also recovered in the second half of the year with consumption rates that grew up strongly and investment rates growing by an estimated 14% during the second half of the year. As a matter of fact, the construction sector began to show high growth rates with aggressive transport infrastructure investment programs and an incipient reactivation of the real estate sector. The importance of this sector lies in the influence they exert on the employment and local industrial indexes.

Regarding the labor market, a factor of great importance to the pension industry, the unemployment rate has continued to be high throughout the year, reaching an average of 8.8% (0.3 points higher than 2003 average). However, it is important to notice that the creation of jobs have been strengthened in the last part of the year which is reflected in the unemployment rate reaching 7.8% in october-december quarter, representing a fall of 0.8 points with respect to the last quarter (8.6%) although it was higher in 0.4 points in twelve months. In figures, the labor force grew by 3.7% per year (6,357,620 workers), while the number of employed that totaled 5,862,900 workers in the period October-December,

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  evidenced an increase of 3.3% in twelve months, equating to 187,770 jobs. Likewise, salaried workers climbed 3.4% per year, whereas self-employers declined 2.2% in twelve months.

  Concerning prospects of the Chilean economy for 2005, an auspicious year is foreseen with an economic growth similar than 2004. Growth will be led by domestic demand, which will continue to grow in the next quarters. Regarding exports, it is expected to show a moderate pace of growth as compared to the extraordinary rise in 2004, in line with the lower growth projections by the entire world in 2004 and lower average prices for copper and raw materials.

  Finally, regarding labor market and since the growth observed in 2004 did not translate into a significant creation of jobs, an auspicious year with better expectations can be anticipated. Although, the latter does not mean a significant increase in respect of labor force, the higher dynamism of the economy should boost the creation of new jobs. It is estimated, however, that the creation of new employments will show some more dynamism. This is based on the favorable development of aggregate demand, which should lead to the creation of goods and services, a larger expenditure on investment, and therefore, the creation of human capital.

  Provida’s Net Income at December 2004 reached Ch$27,245.6 million, equivalent to an average return on equity of 21.36%, and a real decrease of 16.9% or Ch$5,560.0 million with respect to last year associated with non operating factors.

  Regarding the operating result, revenues rose 4.6% as a result of the good performance recorded by fee income given the favorable evolution in collection levels and at lesser extent by higher gains on mandatory investments resulting from the higher average balance of managed funds. Operating expenses increased by 5.8% basically due to the higher cost of life and disability insurance premium, adding other costs related to the redesign of the commercial and distribution model that led to an externalization process (collection and pension payments) originated by agencies’ reconversion and an increase of the number of them. However, concerning expenses, lower administrative remmunerations are highlighted resulting from savings caused by the lower staff in the period, as well as minor severance payments since in 2003 personnel adjustments were carried out through an extraordinary retirement plan. Finally, lower sales remmunerations are added to this result mainly associated with variable incentive payments as a consequence of the lower commercial activity in the year.

  Therefore, operating income grew by Ch$345.2 million or 1.1% in real terms with respect to 2003, whereas the Core Business (defined as the difference between fee income and operating expenses) increased 0.8% or Ch$129.1 million.

  In reference to the non-operating result, this diminished 73.6% or Ch$7,496.5 million, mainly due to lower other non operating revenues net (expenses) resulting from the extraordinary profit generated in September 2003 on the sale of AFPC Porvenir in Colombia. Adding to the above are lower earnings by investments in related companies, that internationally were affected by the exclusion of AFPC Porvenir’s results in Colombia and AFP Crecer in El Salvador after their sale in September 2003 and October 2004 respectively, adding the Chilean peso appreciation with respect to the dollar (6.1% respect to December 2003). In domestic terms, PreviRed.com and AFC recorded higher losses since they have not yet reached break-even point.

  Concerning income taxes, lower expenses were recorded in the period, which is explained by the fact that in September 2003 the tax of Ch$2,702.4 million for the sale of AFPC Porvenir in Colombia was included. Excluding this figure, the tax expense increased by

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Ch$1,111.1 million as a result of the higher current tax rate (16.5% in 2003 versus 17.0% in 2004) and the adjustments on tax expense mainly referred to deferred taxes from the 2003 tax liquidation made in April 2004.

	2004	2003	Change	%

	(Million of constant Chilean pesos at December 31, 2004, except percentages)
Operating Income	31,296.4	30,951.2	345.2	1.1%
Total Operating Revenues	122,983.5	117,585.3	5,398.2	4.6%
Total Operating Expenses	(91,687.1)	(86,634.2)	(5,053.0)	5.8%

Other Income (Expenses)	2,694.5	10,191.0	(7,496.5)	-73.6%

Income Taxes	(6,745.2)	(8,336.5)	1,591.3	-19.1%

Net Income	27,245.6	32,805.6	(5,560.0)	-16.9%
  Earnings per share (each ADR represents fifteen shares) reached Ch$82.23 at December 2004, which compares to Ch$99.02 obtained at December 2003. As of December 2004, the total number of outstanding shares ascended to 331,316,623, registering no change with respect to the same period in 2003.

Business Development

  Operating Revenues reached Ch$122,983.5 million at December 2004 representing a real increase of 4.6% or Ch$5,398.2 million with respect to 2003, in which the upward trend maintained by fee income is highlighted, recording a positive variation of Ch$5,182.1 million or 5.0% due to higher collection levels. Also contributing to this increment, higher gains on mandatory investments were attained on by Ch$647.3 million or 6.4%, due to a higher average balance of managed funds. This positive evolution was partially offset by lower financial revenues and lower rebates from the life and disability insurance for Ch$429.2 or 27.4%.

  Fee Income reached Ch$107,934.7 million, representing an increment of 5.0% or Ch$5,182.1 million compared to 2003, where the collection increment exceeded the percentage in 8.9%. This gap arose from the start up of a technological change called “Unified Platform” developed in Chile for all the AFPs of BBVA Group at the end of July that implied the delay in the accreditation process of collection in the individual affiliates’ accounts. The latter being a legal requirement to charge the associated fees, thus, lower effective levels in the collection process affected the revenues level perceived by this concept. In this view, the Company took measures to correct this delay, implementing a special task to recover leftovers generated since the Unified Platform started, a process that will be stabilized in 2005 given the adjustments for the development of this new technology.

  Moreover, fee income stemming from the mandatory contributions representing a 98.8% of the total fees perceived by the Company rose 4.7%, in a framework where Provida has maintained its leading position in the pension industry with market shares over 40% regarding clients, recording a total number of contributors of 1,451,298.

  Finally, although the voluntary pension savings (APV) - whose legal modifications are in force since March 2002 - have not yet represented an important percentage of Provida’s fee income (0.3%) given the fee charging procedure’s over assets under management; they have experienced an important increment in both the volumes of administered funds as well as revenues perceived for this concept. At December 2004, the assets under management of APV ascended to Ch$106,693 million representing an increase of 23.3% with respect to the same period last year, whereas revenues perceived for this concept

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reached Ch$339.7 million, a 50.5% higher than the figure recorded in the same period last year. Regarding market shares within the AFP Industry, Provida has a 33.5% of the accounts administered by AFPs and 18.1% of the associated funds. According to the information available at September 2004, it is important to stress that throughout the industry the AFPs concentrated an 83% of assets under management for voluntary pension savings and a 69.5% of the cash flows contributed during the third quarter of the year.

  Gains on Mandatory Investments reached Ch$10,698.5 million at December 2004, representing an increase of Ch$647.3 million (6.4%) with respect to 2003. This evolution is explained by a higher average balance of assets under management, since it recorded a good performance in local stock markets in 2004 (IPSA +21.0%, IGPA +22.2%) and foreign (Dow Jones +3.2%, Nasdaq +8.6%, MSCI US Value +12.2%, MSCI Europe ex UK +19.2, Nikkei 11.8%, AC Far East ex Japan +14.2%, MSCI LA +34.8%,), which was not enough to equal the extraordinary return exhibited by stock markets in 2003, both local (IPSA +48.5%, IGPA +46.2%) and foreign (Dow Jones +25.3%, Nasdaq +50.0%, MSCI US Value +31.0%, MSCI Europe ex UK +39.6% Nikkei +37.7%, AC Far East ex Japan +40.8%, MSCI LA +67.1%). As a consequence, the average weighted nominal return of the pension funds reached 11.46% in 2004 being lower than the average weighted nominal return of 12.27% reached in 2003.
  Operating Expenses increased from Ch$86,634.2 million in December 2003 to Ch$91,687.1 million in December 2004, representing a deviation of 5.8% or Ch$5,053.0 million. This evolution is basically sustained by the increment in the cost of the life and disability insurance premium, since the Superintendency of AFP determined to reverse the charges to the accrued profits at the beginning of the last period, increasing the expense in the current period. In addition to the above are the higher other operating expenses, basically due the redesigned of the commercial and distribution model implying the agencies’ reconversion that led to the externalization process. Partially offsetting the above are minor administrative and sales personnel remunerations as a consequence of a lower staff in the period due to lower commercial activity, respectively.
  The Administrative Personnel Remunerations at December 2004 reached Ch$16,040.4 million, representing a decrease of Ch$316.1 million or 1.9% with respect to 2003. Behind this, it is the capitalization of savings originates by the Company’s emphasis on the administrative staff efficiency intended to reduce the personnel number maintained, which it was essentially materialized in an extraordinary retirement plan in force during the first semester in 2003. In figures, the average number of staff declined from 1,064 employees in 2003 to 1,051 in 2004.

  As a consequence, the period recorded savings in terms of remmunerations and benefits granted to personnel associated with a minor staff level, as well as lower severance payments that unlike 2003, the period did not record a retirement plan. To the above, the adoption of new incentive factors for productivity levels is added that restricted the level of awards granted to personnel. Also, the period registered lower costs for seniority awards since in 2003 the Company opted to acknowledge this benefit on accrued proportion of working years for all the employees and not only when the seniority requirement was reached. The cumulative effect of this accounting change was recorded in May 2003.

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  Finally, the staff number at the end of the period increased by 0.4% from 1,038 administrative personnel at December 2003 to 1,062 at December 2004, as a consequence of the redesigning of the commercialization and distribution model implemented in the second semester of 2004. The above led to a redefinition of commercial staff and, the creation of sales executives specialized in pension advisory, who on account of the characteristics and profile of their position, belong to the administrative staff. On the other hand, such increment was offset by larger adjustments in the sales force, reorienting the resources towards pension advisory in order to maintain a long-term relationship with clients and so, achieving a higher fidelity.

  Sales Personnel Remuneration diminished from Ch$9,224.1 million at December 2003 to Ch$8,344.8 million at December 2004, representing a positive variation of Ch$879.3 million (9.5%). Within this evolution is a fall in the extraordinary incentive level for transfers which lies on the lower commercial activity in the period, adding lower transfer production given the decrease in the sales force. As a consequence of the latter, the period recorded savings in remunerations and benefits granted to personnel; effects partially offset by the higher expense in severance payments resulting from the reduction in the number of sales agents during the year originated by the redesigning of the commercial area.

  Furthermore, the sales force adjustments responded to the strategy to reorient the resources towards the pension advisory and to maintain sales agents of high productivity. In figures, the average number of sales personnel dropped from 634 in 2003 to 566 in 2004, representing a fall of 10.8%. With respect to employees at the close of each period, the sales force fell from 655 to 555 sales agents, implying a decrease of 11.2%.

  The cost of Life and Disability Insurance (L&D) reached Ch$50,794.3 million in 2004, representing an increase of Ch$4,545.6 million or 9.8% with respect to last year. This figure as a consequence of the increment in provisions for higher casualty rate by Ch$3,272.5 million and the higher temporary premium of Ch$1,316.6 million stemming from the higher collection recorded in the period.

  As it was stated in previous reports concerning provisions for higher casualty rate, the Company made an exhaustive analysis of its client’s portfolio, concluding that casualty costs informed by the insurance companies, on whose basis according to the regulation the provisions are constituted, were not enough to effectively cover policies’ casualty rates. The latter, since the insurance contracts’ technical reserves undervalue the casualty rate costs, basically due to “the generic reserves or at average cost” which consider less casualty occurrence levels, undervaluing the effective cost of this insurance. Besides, they don’t promptly correct the casualties’ economic values according to the market interest rates. Additionally, it was concluded that there was not and adequate correlation between revenues and expenses of each period because the results of a period are affected by casualty rate obligations incurred in previous periods.

  Prior to the close of the first semester of 2004, Provida submitted the aforementioned information to the Superintendency of Pension Fund Administrators -an organization that is entitled to promulgate accounting regulations ruling the pension industry- to complement the instructions, including the above variables to constitute the provisions for casualty rate, considering that this situation affected the pension fund industry as a whole. Additionally, Provida requested that out of the total provisions to be constituted, Ch$8,194.9 million stemming from previous contracts were acknowledged against accrued profits. Therefore, any difference arisen by the previous concept could have been corrected at that date, implying a charge of Ch$6,801.8 million to accrued profits at the beginning of the period, amount net of taxes of Ch$1,393.1 million. After no receiving an answer from the Superintendency and being the same aware, at the close of the periods of June and September, 2004 provisions corresponding to previous periods were charged against equity,

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  implying that during 2004 and unlike previous periods, only the casualty rate of the current policy (August-2003/December 2004) was acknowledged. The above, trough the application of the accrued criterion over provisions, which consisted in recognizing casualty rate in the contract coverage period in order to maintain an adequate correlation between revenues and expenses.

  On February 15, 2005, the SAFP informed through the Circular Note N°3228 its disagreement with the Company’s proposals, determining to reverse such charges against accrued profits at the beginning of the previous period, increasing by this way, the cost of L&D insurance premium during the period with expenses from previous years.

  Other Operating Expenses rose from Ch$14,804.9 million in 2003 to Ch$16,507.6 million in 2004, representing an increase of 11.5% or Ch$1,702.7 million.

  In this variation, there are higher administrative expenses of Ch$1,796.5 million mainly associated with the redesigning of the distribution and commercial model implemented by the Company that, in conformity with its client segmentation, it has modified the service centers according to the different segments’ requirements. The above, in conformity with the commercial strategy aimed at improving the customer service and increasing process efficiency. That’s why, the traditional branches were principally reoriented towards sales and advisory pension services, leaving almost all the transaction components and also creating the voluntary pension savings centers geared to sales and to provide pension advisory. Additionally, a network called “BBVA Express” was established intended to gather massive transactions such as collection and pension payments. In figures, the number of branches increased by 69.2%, from 78 branches at December 2003 to 132 at December 2004. Consequently, the period has recorded higher costs in relation to collection and pension payments since the aforementioned has implied the externalization of process as well as an increment in expenses related to a higher infrastructure level. Partially offsetting the above are lower commercialization expenses by Ch$139.4 million given less publicity and savings in advertising material (direct marketing).

  As a consequence, Operating Income reached Ch$31,296.4 million, representing an increase of Ch$345.2 million or 1.1%, since the favorable evolution registered by revenues was partially offset by the higher aforementioned expenses.

  Other Non-Operating Income (Expenses) decreased from an income of Ch$10,191.0 million in 2003 to an income of Ch$2,694.5 million in 2004, representing a negative deviation of Ch$7,496.5 million or 73.6%. This result is basically explained by lower other revenues (expenses) net of Ch$5,800.5 million, resulting from lower extraordinary profits generated by the sale of affiliates. It should be mentioned that these transactions respond to a joint strategy with BBVA Group to arrange and reinforce Provida’s investments in Latin America that was initiated in 2003. In figures, the sale of AFPC Porvenir in Colombia generated an income of Ch$8,799.9 million in 2003, whereas, in 2004 Provida sold 100% equity interest in AFP Crecer el Salvador and the 30% stake held in AFP Porvenir in the Dominican Republic. These transactions jointly generated an income for Ch$2,847.0 million. To this are added lower results of Ch$2,063.5 million from affiliated companies (both local and foreign).

  The Results in Affiliated Companies decreased from Ch$7,179.0 million in 2003 to Ch$5,115.5 million in 2004, representing a negative variation of Ch$2,063.5 million or 28.7%. Internationally, the subsidiaries generated lower results of Ch$1,786.9 million for Provida, partly due to the exclusion of the results of affiliates sold –AFPC Porvenir in September 2003 and AFP Crecer in El Salvador in October 2004. Besides, it was the Chilean peso appreciation effect with respect to the dollar (6.13%) acknowledged in results, adding the lower profit generated by AFORE Bancomer. Besides, at local level, higher losses were

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generated by two affiliates -AFC and Previ.Red.com- that have not reached yet break-even point.

		2004	2003	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2004, except percentages)
Horizonte	Peru	1,978.5	1,992.8	(14.3)	-0.7%
Porvenir	Colombia	-	952.3	(952.3)	-100.0%
Bancomer	Mexico	4,035.3	4,384.9	(349.6)	-8.0%
Crecer	El Salvador	696.1	810.2	(114.1)	-14.1%
Porvenir	Rep.Dominicana	(436.5)	-	(436.5)
Crecer	Rep.Dominicana	79.8	-	79.8
DCV	Chile	46.9	50.9	(4.0)	-7.8%
PreviRed.com	Chile	(565.6)	(431.5)	(134.0)	31.1%
AFC	Chile	(719.1)	(580.6)	(138.5)	23.9%

TOTAL		5,115.5	7,179.0	(2,063.5)	-28.7%

In Peru, Provida Internacional is present in AFP Horizonte since 1993, currently holding a 15.87% of the shares, affiliate that generated an income of Ch$1,978.5 million for Provida in 2004 -a similar figure to the one recorded in 2003 (a negative variation of Ch$14.3 million or 0.7%) . The aforementioned basically sustained by the appreciation of the Chilean peso with respect to the dollar (6.1%) by accounting for this affiliate’ results, while in local terms the profit increased by 8.4% originated by higher fee income as per the larger average number of contributors (3.9%) and lower operating expenses mainly related to commercialization and administrative costs. At December 2004, this subsidiary accounted for a total of 893,136 affiliates and assets under management for US$1,994.9 million, reaching market shares of 26% for both variables, that situates it in first place in terms of affiliates and in third place in assets under management.

In El Salvador, Provida Internacional was present since September 2000, when AFP Crecer merged with AFP Porvenir, Prevision and Maxima, becoming the largest pension fund administrator in the country in terms of clients. Later on, in October 2004, Provida sold its 19.00% equity interest to “Fondo Universal S.A. de C.V” entity that already had ownership in that AFP.

The value of the transaction ascended to US$64.35 million for 100% of the Company of which US$12.23 million corresponded for Provida, figure that would generate an income of US$3.1 million. Behind this, it is the joint strategy with BBVA Group to arrange and reinforce Provida’s investments in Latin America, considering the rather financial nature of the investment, in a mature market with moderate growth perspectives.

At September 2004, this AFP had a client portfolio of 626,049 with funds under management of US$943.2 million, equivalent to market shares of 55% and 48% respectively. In the period, this AFP contributed to Provida’s results with an income of Ch$696.1, implying lower earnings of Ch$114.1 million (14.1%) with respect to the result generated last year, since only 9 months were acknowledged (until September 2004), adding the appreciation of Chilean peso with respect to dollar (6.1%) .

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.5% of AFORE Bancomer’s equity interest, a company that has remained as Provida’s main investment due to its contribution in results. At December 2004 this entity generated for Provida earnings for Ch$4,035.3 million that equates to a 63.5% of the total contributed by foreign affiliates during the period. By comparing this result with 2003, the income of

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  this affiliate for Provida decreased by Ch$349.6 million or 8.0% owing to the exchange rate effect of the Chilean peso appreciation with respect to the dollar (6.1%). Also, this subsidiary recorded a slight fall in its client portfolio (0.3%) which translated into lower fee income. At December 2004, AFORE Bancomer accounted for 4,324,299 affiliates and funds under management of US$8,539.4 million, representing market shares of 13% and 20%, respectively, situating it in second place on the market in all relevant variables.

  In the Dominican Republic, Provida Internacional is present in AFP Crecer since October 2004 holding 35.00% shareholder. This ownership arises from the merger of AFP Crecer and AFP Porvenir. Provida Internacional was present in AFP Porvenir since September 2003 until April 2004 holding 100% of the shares. Later on, it had 70% equity interest from May until September 2004 since it sold the remaining 30% to a local company Progreso Group. At September 2004, BBVA held 70% equity interest in AFP Crecer, thus, when the merger was materialized, Provida Internacional and BBVA- each of them - held 35% equity interest and the remaining 30% hold by Progreso Group.

  As per the above, AFP Porvenir and AFP Crecer results are acknowledged from October 2004, representing for Provida Internacional a higher loss for Ch$436.5 until October 2004, and a higher profit of Ch$79.8 million starting October 2004, respectively. At December 2004 AFP Crecer has 312,620 affiliates with assets under management for a total of US$44.8 millions, representing market shares of 30% and 23% respectively, situating it in second place on the market in all relevant variables.

  Finally, Local Affiliates generated a lower result for Provida of Ch$276.5 million. On one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), an entity that started-up its operations in October 2002 and where Provida holds 37.80% equity interest, generated a higher loss of Ch$138.5 million for the Company with respect to 2003. This as a result of more expensive payment procedures by affiliates and higher costs in relation to collection, transactions and affiliates’ statements. Regarding PreviRed.com, an electronic collection company where Provida maintains a 37.87% equity interest, this generated higher losses of Ch$134.0 million for the Company with respect to 2003 mainly due to higher administrative and sales expenses and depreciation charges. Finally, “DCV Investments” (DCV) generated earnings of Ch$46.9 million for Provida in 2004, decreasing Ch$4.0 million or 7.8% over 2003, due to tariff adjustments in the period. This company’s main purpose is to invest in entities engaged in public offering securities and Provida participates with a 23.14% stake. The rest of its main shareholders are other AFPs in the industry, the same as the other two local investments (AFC and PreviRed.com) adding other financial institutions that also participate.

  Interest Expenses at December 2004 decreased by Ch$267.8 million or 19.2% with respect to 2003. This evolution was originated by the reduction of the Company’s long- term obligations (the syndicated loan and related companies loans) to finance mergers of previous years. Even though, the financing requirements of working capital increased the use of credit lines, such effect was offset by lower levels of short term banking interest rates.

  At December 2004 Price Level Restatement recorded an income of Ch$331.8 million, a positive variation of Ch$113.1 million or 51.7% with respect to the income of Ch$218.7 million in 2003. Despite the inflation applied over the Company’s net liability exposure in the period that was higher (2.5% compared to 1.0% in 2003), such effect was compensated by the higher income by exchange rate stemming from the dollar current account maintained by Provida Internacional.

  The expense for Income Taxes in 2004 was lower by Ch$1,591.3 million or 19.1% with respect to the same period last year due to in September 2003 the tax of Ch$2,702.4

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  million attained on the sale of AFPC Porvenir in Colombia was recognized. Excluding this effect, the income tax expense increased by Ch$1,111.1 million given the prevailing higher tax rate (16.5% in 2003 versus 17.0% in 2004) and the adjustments on tax expenses during the period basically corresponding to differed taxes in view of 2003 tax liquidation made in April 2004.

  Total Assets reached Ch$235,272.6 million at December 2004, representing a decrease of Ch$1,930.8 million (0.8%) with respect to the level recorded in 2003. This evolution is partly sustained by other assets lower by 12.3% or Ch$12,404.9 million due to the lower goodwill (Ch$10,292.7 million) resulting from the partial sale of AFP Porvenir and the subsequent merger with AFP Crecer, both in the Dominican Republic. It adds up to the above, the sale of AFP Crecer in El Salvador as well as, the lower remaining balance of investments by the amortizations carried out in the period. Besides, the investment in related companies decreased by Ch$383.4 million due to the sale of stake of AFP Crecer in El Salvador. Regarding fixed assets, they diminished by Ch$604.4 million principally caused by the consolidation of affiliates where on one hand, AFP Porvenir’ financial statements in the Dominican Republic were not consolidated at the close of 2004, adding the lower balance (Ch$103.4 million) generated by AFP Genesis in Ecuador. Higher gains of Ch$10,779.1 million obtained on mandatory investments partially offset the aforementioned result associated with both the normal contributions made by the growing client salary base as well as the positive return obtained by the pension funds in the period.

  Total Liabilities expanded to Ch$2,094.9 million or 3.5%, from Ch$60,070 million in 2003 to Ch$62,165.6 million in 2004. Behind this, there are higher current liabilities of Ch$4,727.5 million basically due to higher provisions for unfavorable casualty rate in L&D and for a labor suit contingence referred to bonuses granted to workers, adding, a larger withholding over remmunerations. The latter was partially offset by the decrease of documents and payable accounts to related companies due to the debt extinction with BBVA Pensiones to finance the sale of the former AFP Proteccion of Ch$3,142.3 milllion. Moreover, long-term liabilities decreased by Ch$2,632.6 million by both partial payments according to settlement calendar scheduled to finance the sale of the former AFP Union, where there are not surplus to be paid, as well as lower long term provisions (unfavorable casualty rate of the life and disability insurance).

  Shareholders’ Equity decreased from Ch$177,132,6 million in 2003 to Ch$173,106.9 in 2004, representing a deviation of Ch$4,025.7 million or 2.3%. Such evolution is mainly explained by the negative balance increment of other reserves of Ch$3,160.7 million due to the cumulative effect of the exchange rate decrease applied in the conversion of Provida Intenacional’s investments, which is accounted in dollars and its exchange rate effect recognized in the account “cumulative adjustment by exchange rate” in equity. Besides, they were higher retained profits of Ch$865.0 given the lower income recorded in the period and the higher balance of temporary dividends, resulting from dividend policy increase agreed in the last shareholders meeting from 80% to 90% in the current period.

  The Exchange Rate at December 31, 2004 was Ch$557.40 per dollar, while at the same date of the previous year this was Ch$593.80 per dollar. This fact implied that in 2004 an appreciation of the Chilean peso with respect to the dollar of 6.1% was registered, as well as last year when appreciation of 17.4% was recorded.

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CONSOLIDATED INCOME STATEMENT

	Dic-04	Dic-03	Change	% Change
	(Million of constant Chilean pesos at December 31, 2004, except percentages)
OPERATING REVENUES
Fee income	107,934.7	102,752.6	5,182.1	5.0%
Gains on mandatory investments	10,698.5	10,051.2	647.3	6.4%
Rebates on L&D insurance	1,134.4	1,563.6	(429.2)	-27.4%
Other operating revenues	3,215.9	3,218.0	(2.0)	-0.1%

Total Operating Revenues	122,983.5	117,585.3	5,398.2	4.6%

OPERATING EXPENSES
Administr. personnel remunerations	(16,040.4)	(16,356.5)	316.1	-1.9%
Sales personnel remunerations	(8,344.8)	(9,224.1)	879.3	-9.5%
L&D insurance	(50,794.3)	(46,248.6)	(4,545.6)	9.8%
Other operating expenses	(16,507.6)	(14,804.9)	(1,702.7)	11.5%

Total Operating Expenses	(91,687.1)	(86,634.2)	(5,053.0)	5.8%

OPERATING INCOME	31,296.4	30,951.2	345.2	1.1%

OTHER INCOME (EXPENSES)
Gains on investments	36.6	56.5	(19.8)	-35.1%
Profit (loss) in affil. companies	5,115.5	7,179.0	(2,063.5)	-28.7%
Amortization of goodwill	(5,111.6)	(5,118.0)	6.4	-0.1%
Interest expense	(1,125.5)	(1,393.3)	267.8	-19.2%
Other income net	3,447.7	9,248.2	(5,800.5)	-62.7%
Price level restatement	331.8	218.7	113.1	51.7%
Total Other Income (Expenses)	2,694.5	10,191.0	(7,496.5)	-73.6%

INCOME BEFORE TAXES	33,990.9	41,142.2	(7,151.3)	-17.4%

INCOME TAXES	(6,745.2)	(8,336.5)	1,591.3	-19.1%

NET INCOME	27,245.6	32,805.6	(5,560.0)	-16.9%

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CONSOLIDATED BALANCE SHEET

	2004	2003	Change	%
(Million of constant Chilean pesos at December 31, 2004, except percentages)
ASSETS
Current Assets	15,844.6	15,545.2	299.4	1.9%
Marketable Securities - Reserve	105,338.2	94,559.0	10,779.1	11.4%
Premises and Equipment	25,858.2	26,462.6	(604.4)	-2.3%
Other Assets	88,231.6	100,636.5	(12,404.9)	-12.3%

TOTAL ASSETS	235,272.6	237,203.4	(1,930.8)	-0.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities	56,104.6	51,377.1	4,727.5	9.2%
Long-Term Liabilities	6,061.0	8,693.7	(2,632.6)	-30.3%

Minority Interest	0.1	0.1	(0.0)	-6.7%

Shareholders Equity	173,106.9	177,132.6	(4,025.7)	-2.3%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	235,272.6	237,203.4	(1,930.8)	-0.8%

CONSOLIDATED CASH FLOW STATEMENT

	2004	2003	Change	%
(Million of constant Chilean pesos at December 31, 2004, except percentages)
CASH FLOW FROM OPERATING ACTIVITIES	26,407.7	34,846.7	(8,439.0)	-24.2%
Total Operating Revenues	117,762.8	107,280.0	10,482.8	9.8%
Total Operating Expenses	(91,355.1)	(72,433.4)	(18,921.8)	26.1%

CASH FLOW FROM FINANCING ACTIVITIES	(34,394.7)	(44,780.7)	10,386.0	23.2%

CASH FLOW FROM INVESTING ACTIVITIES	10,067.4	10,356.0	(288.6)	-2.8%

TOTAL NET CASH FLOW	2,080.4	421.9	1,658.4	393.0%

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A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FOURTH QUARTER 2004 (4Q04)

  Net Income of the fourth quarter 2004 reached Ch$3,334.7 million, representing a decrease of 55.6% or Ch$4,175.3 million with respect to the fourth quarter of 2003 (4Q03). This evolution is basically explained by the lower operating result originated by higher expenses, especially those ones related to the life and disability insurance premium. The latter was due to the reverse of the equity adjustment carried out in June according to the Superintendency of Pension Funds’ instructions, implying to acknowledge during the quarter higher expenses stemming from previous periods. The higher non-operating income obtained in the period partially offset the above, due to a rise in other non operating revenues net (expenses) arisen from earnings generated by the sale of 19% stake in AFP Crecer, El Salvador in October 2004.
	4Q04	4Q03	Change	%

	(Million of constant Chilean pesos at December 31, 2004, except percentages)
Operating Income	2,707.1	10,078.2	(7,371.1)	-73.1%
Total Operating Revenues	32,631.8	30,838.2	1,793.7	5.8%
Total Operating Expenses	(29,924.7)	(20,760.0)	(9,164.7)	44.1%

Other Income (Expenses)	2,310.2	(1,009.0)	3,319.2	-329.0%

Income Taxes	(1,646.6)	(1,559.2)	(87.4)	5.6%

Net Income	3,334.7	7,510.0	(4,175.3)	-55.6%
  With reference to the operating result, the evolution was marked by higher expenses, especially those ones referred to the life and disability insurance. This, due to the statement released by the Superintendency of AFP in order to reverse charges against accrued profit at the beginning of last year. Therefore, the expenses related to the life and disability insurance premium increased due to the effect of contracts of previous years. On the contrary, operating revenues recorded a positive evolution with increments in both fee income and gains on mandatory investments.

  In non-operating terms, a positive evolution was recorded, mainly due to higher other revenues net (expenses), where the sale of 19% stake of AFP Crecer in El Salvador in October 2004 was incorporated.

  Earnings per share (each ADR represents fifteen shares) during 4Q04 reached Ch$10.07 (Ch$22.67 in 4Q03). At the close of 4Q04, the total number of shares stood at 331,316,623, recording no changes with respect to the level observed in 4Q03.

  Operating Revenues reached Ch$32,631.8 million in 4Q04, representing an increase of Ch$1,793.7 million or 5.8% with respect to 3Q03. This evolution is sustained by the favorable contribution of gains on mandatory investments of Ch$1,727.8 million and higher fee income of Ch$1,046.1 million. However, this result was partially offset by lower financial revenues of Ch$65.4 million stemming from previous contracts of life and disability insurance mainly referred to higher casualty payments by the insurance companies and therefore, lower cash flow surplus administered by them. It contributed to the above, the exclusion of the consolidation of AFP Porvenir in the Dominican Republic, as well as lower revenues for services rendered to AFC.

  Fee income reached Ch$28,604.1 million in 4Q04, representing an increase of Ch$1,046.1 million or 3.8% with respect to 4Q03, whereas in the quarter collection increased by 7.2% in real terms. As previously mentioned, during the quarter there was a delay in the accreditation of fee levels –a legal requirement to charge associated fee -in view of the implementation of new technology. In this framework, the Company initiated a special

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  task to recover leftovers generated from the Unified Platform launching, a process that will be stabilized in 2005 given the adjustments implemented in the development of this new technology. Regarding the average number of contributors in 4Q04, this figure ascended to 1,402,308, hence, the Company maintains its leading position with a market share of 40.6% at December 2004.

  Gains on Mandatory Investments increased from Ch$1,831.5 million in 4Q03 to Ch$3,559.4 million in 4Q04, representing an increase of Ch$1,727.8 million or 94.3%. The results of the quarter were improved by lower interest rates for the local long-term fixed income -(BCU (Central Bank bonds expressed in UF) 10 years 9 bp;, BTU 20 (Treasury Bonds) 42 bp)-, in a scenario where the 52% of assets under management are invested in local fixed income instruments (a 28% in long term fixed income). In figures, the mandatory investment nominal return reached 3.5% in 4Q04 that compares positively with the 2.0% in 4Q03.
  Operating Expenses ascended to Ch$29,924.7 million during 4Q04, increasing by Ch$9,164.7 million or 44.1% with respect to 4Q03. The above result is basically sustained by higher costs from the life and disability insurance since the Superintendecy of AFP determined that those charges should be reversed against accrued profits at the beginning of the period, increasing the cost of L&D insurance premium, also affecting the result for expenses of previous years. Furthermore, it is the higher expense in personnel remunerations due to the provision made for a labor suit contingence referred to bonuses paid to workers. Savings obtained in sales remmunerations partially compensated the above result mainly associated with lower variable incentive payments in view of lower commercial activity in the period.
  The Administrative Personnel Remunerations increased by 17.2% or Ch$625,0 million, from Ch$3,633.0 million in 4Q03 to Ch$4,258.0 million in 4Q04. The higher expense of Ch$625.0 million (17.2%) mainly stem from the provision made for a labor suit related to bonuses paid to workers that is in the stage of determining the quantum.

  To the above, higher severance payments are added (administrative officers who used to form part of the commercial network), given the redefinition of the commercial executives’ profile. This also implied higher remmunerations costs and benefits associated, since the creation of executives specialized in pension advisory, that due to their characteristics and profiles of their position were members of the administrative staff.

  In net figures, the average administrative staff increased from 1,037 employees in 4Q03 to 1,055 in 4Q04 The aforementioned has been offset by a larger decrease in the sales force, reorienting a part of the resources towards the pension advisory aimed at strengthening a long term relationship with the clients in order to increase their fidelity.

  Sales Personnel Remuneration decreased from Ch$2,483.0 million in 4Q03 to Ch$1,966.3 million in 4Q04, implying a favorable deviation of Ch$516.7 million (20.8%). This lower expense is sustained by savings recorded in rewards and commissions due to less requirements of extraordinary incentives for transfers -as a result of lower commercial activity

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  in the period- and also a minor production volume of transfers caused by lower number of personnel in the period.

  As was mentioned above, the sales force more than offset the increment recorded in administrative staff as a result of the creation of the concept executives specialized in pension advisory. In figures the average number of sale agents decreased from 627 in 4Q03 to 559 in 4Q04, representing a drop of 68 workers equating to 10.8%.

  Regarding Life and Disability Insurance (L&D) expense, it reached Ch$19,514.5 million in 4Q04, representing an increment of Ch$8,937.4 million or 84.5% with respect 4Q03. As it was mentioned previously, Provida requested that out of the total of provisions, Ch$8,194.9 million stemming from previous contracts were acknowledged against accrued profits. Therefore, any difference arisen by the previous concept could have been corrected at that date, implying a charge of Ch$6,801.8 million to accrued profits at the beginning of the period, amount net of taxes of Ch$1,393.1 million. In February 2005, the Superintendency determined to reverse the charges of provisions for casualty against accrued profits that were made at the close of the first semester 2004, being this entity aware of the situation. Consequently, the cost of life and disability insurance premium increased in the period, not respecting the accrued principle of correlation between revenues and expenses in the period.

  Other Operating Expenses reached Ch$4,185.9 million in 4Q04, increasing by 2.9% or Ch$119.1 million with respect to 4Q03.

  This result is explained by higher administration expenses in connection with the redesigning of the distribution and commercial model that implied agencies’ reconversion to satisfy separately the clients’ needs. Consequently, branches left a great percentage of transactions, which implied higher expenses level for the externalization of collection and pension payments; as well as renting expenses in real state to adopt the infrastructure to the new requirements. Besides, the implementation of new technology has implied hiring more outsourcing services (administrative and programming officers) in order to support the units involved in the launching.

  Operating Income ascended to Ch$2,707.1 million, decreasing by 73.1% or Ch$7,371.1 million with respect to 4Q03 due to the higher level of expenses previously described and despite the favorable evolution of operating revenues.

  Other Non-Operating Revenues (Expenses) increased from a loss of Ch$1,009.0 million in 4Q03 to an income of Ch$2,310.2 million in 4Q04, representing a positive deviation of Ch$3,319.2 million (329.0%). This result is explained by higher other revenues net (expenses) of Ch$2,876.0 million as a consequence of the gains attained on the sale of 19% stake in AFP Crecer, El Salvador in October 2004. Additionally, contributing to this deviation it is the higher income in related companies’ investments that grew by 52.9% or Ch$357.9 million and lower financial revenues of Ch$124.4 million or 39.6%.

  The Results in Affiliated Companies increased from Ch$676.0 million in 4Q03 to Ch$1,033.0 million in 4Q04, a positive deviation of 52.9% or Ch$357.9 million. Within the above, the favorable contribution of Ch$887.7 million from the international affiliates in Mexico and Peru is highlighted, result partially offset by lower gains generated by AFP Crecer in El Salvador given its sale in October 2004, as well as losses from AFP Porvenir in the Dominican Republic that it used to be consolidated with Provida. Hence, the net profit of foreign affiliates ascended to Ch$454.3 million. Locally, PreviRed.com and AFC negatively contributed to this deviation given higher costs experimented by both entities, since they have not yet reached break even point.

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		4Q04	4Q03	Change	%

Company	Country	(Million of constant Chilean pesos at December 31, 2004, except percentages)
Horizonte	Peru	553.6	269.5	284.1	105.4%
Porvenir	Colombia	-	(104.6)	104.6	-100.0%
Bancomer	Mexico	1,135.9	532.4	603.6	113.4%
Crecer	El Salvador	5.1	186.5	(181.3)	-97.2%
Porvenir	Rep.Dominicana	(436.5)	-	(436.5)
Crecer	Rep.Dominicana	79.8	-	79.8
DCV	Chile	8.7	2.4	6.3	258.7%
PreviRed.com	Chile	(153.5)	(78.6)	(74.9)	95.2%
AFC	Chile	(159.4)	(131.6)	(27.8)	21.1%

TOTAL		1,033.9	676.0	357.9	53.0%

  Interest Expenses decreased by Ch$124.4 million or 39.6% due to the amortization of most of the long-term debt taken to finance mergers in previous years. Although during the quarter the use of banking short time credit lines increased to finance the Company’s working capital, the interest rates associated to such loans were lower which partially compensated this higher level of debt.

  Expenses for Income Tax increased by Ch$87.4 million or 5.6% with respect to 4Q03 due to higher tax provisions to be paid in Chile for the AFP Crecer’s sale in El Salvador (USD$1.2 million) carried out in October, adding, the higher prevailing tax rate (16.5% in 2003 versus 17.0% in 2004), offset the lower result obtained in the period.

  In the 4Q04 the Exchange Rate recorded a depreciation of 8.5%, figure that compares with the depreciation of 10.2% recorded in 4Q03.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date: March 17, 2005	By:	/s/ Gabriel Galaz

		Name:	Gabriel Galaz
		Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date: March 17, 2005	By:	/s/ Maria Paz Yañez

		Name:	Maria Paz Yañez
		Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.